Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 1, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10569
Inflation Hedge Portfolio, Series 52
(the “Trust”)
CIK No. 1953061 File No. 333-269035

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If any of the ETFs or ETPs in the Trust’s portfolio are advised by First Trust Advisors L.P., an affiliate of the Trust’s sponsor, please add disclosure addressing the potential conflicts arising from and benefits to First Trust Advisors L.P. from the Trust’s investment in such ETFs.

Response:If the Trust has exposure to any ETFs which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

Risk Factors

2.The Staff notes that the disclosure states, “These measures have included, among other policy responses, a $700 billion quantitative easing program, a reduction of the Federal funds rate to near-zero, and numerous economic stimulus packages. The impact of these and additional measures taken in the future, and whether they will be effective in mitigating economic and market disruptions, including upward pressure on prices, will not be known for some time.” Please clarify whether this is still needed and if the second sentence is still accurate.

Response:The disclosure has been revised as follows:

“As a result of the COVID-19 pandemic, governments and central banks, including the Federal Reserve, took extraordinary and unprecedented actions to support local and global economies and financial markets. These measures included, among other policy responses, a $700 billion quantitative easing program, a reduction of the Federal funds rate to near-zero, and numerous economic stimulus packages, which largely ended in mid-2022.”

Additionally, given the proximity of the measures taken by governments and central banks to today’s current market climate, the Trust believes the disclosure, as currently presented, is accurate. The impact of such measures has yet to be seen given current volatility in the market and the uncertainty surrounding a potential recession.

3.Please indicate in the strategy disclosure that the Trust has significant exposure to companies or, if true, is concentrated in the following industries: Materials, Precious Metals, Agriculture, Commodities, and Gold, Silver and Other Precious Metals.

Response:The Trust notes the above-referenced risks are listed as “Principal Risks” because the first paragraph of the “Portfolio Selection Process” section states, “The Trust is a professionally-selected unit investment trust which invests in… ETPs which invest in commodities, such as gold and silver, and in common stocks of agriculture companies, energy companies and materials companies (including precious metals and mining companies).” The Trust does not anticipate being concentrated in any of these asset types. Therefore, the disclosure as currently presented is accurate.

4.If the Trust has exposure to any underlying ETFs that invest in floating-rate instruments or bonds that reference LIBOR, please add appropriate risk disclosure.

Response:If the Trust’s final portfolio has exposure to Funds that invest in floating-rate instruments or bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon